UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ARCO PLATFORM LIMITED

(Name of Issuer)

Class A common shares, par value $0.00005 per share

(Title of Class of Securities)

G04553106

(CUSIP Number)

Michael Dimitruk

Dragoneer Investment Group, LLC

One Letterman Drive, Building D, Suite M500

San Francisco, CA 94129

(415) 539-3097

with copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G04553106	Page 2 of 8

(1)	Names of reporting persons Marc Stad
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.2%(2)
(14)	Type of reporting person (see instructions) IN

(1)

Includes (i) 1,565,395 Class A common shares, par value $0.00005 per share (the “Class A Common Shares”) of Arco Platform Limited (the “Company”) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the Company’s 8.00% Senior Convertible Notes due 2028 (the “2028 Convertible Notes”).

(2)

Based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on April 13, 2022 (the “Form 6-K”) and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 3 of 8

(1)	Names of reporting persons Dragoneer Investment Group, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power
	(8)	Shared voting power 5,013,675(1)
	(9)	Sole dispositive power
	(10)	Shared dispositive power 5,013,675(1)

(11)	Aggregate amount beneficially owned by each reporting person 5,013,675(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 15.2%(2)
(14)	Type of reporting person (see instructions) IA, OO

(1)	Includes (i) 1,565,395 Class A Common Shares and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.
(2)	Based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 in the Form 6-K and (ii) 3,448,280 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes.

CUSIP No. G04553106	Page 4 of 8

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relates to the Class A common shares, par value $0.00005 per share (the “Class A Common Shares”) of Arco Platform Limited, an exempted company incorporated in the Cayman Islands (the “Company”), whose principal executive offices are located at Rua Augusta 2840, 9th floor, suite 91, Consolação, São Paulo – SP, 01412-100, Brazil.

Item 2. Identity and Background.

This Statement is being filed jointly by Marc Stad and Dragoneer Investment Group, LLC (“Dragoneer Adviser” and, together with Marc Stad, the “Reporting Persons”), a registered investment adviser. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

The principal business address for each of the Reporting Persons is c/o Dragoneer Investment Group, LLC, 1 Letterman Drive, Building D, Suite M500, San Francisco, CA 94129.

The principal occupation of Mr. Stad is Chief Executive Officer of Dragoneer Adviser. Dragoneer Adviser is a registered investment adviser and acts as investment manager to certain private funds.

The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. Marc Stad and each of the individuals listed in Schedule A hereto is a citizen of the United States of America. Dragoneer Adviser is organized under the laws of the State of Delaware.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons filed a Schedule 13G on December 16, 2021 reporting that they acquired beneficial ownership of $100,000,000 in principal amount of the Company’s 8.00% Convertible Senior Notes due 2028 (the “2028 Convertible Notes”) as of November 30, 2021, which may be converted into Class A Common Shares at any time by the Reporting Persons at an initial conversion rate (subject to adjustment upon the occurrence of certain specified events) of 34.4828 Class A Common Shares per US$1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately US$29 per share. In addition, the Reporting Persons acquired beneficial ownership of Class A Common Shares through open market purchases.

The purchase price for the 2028 Convertible Notes and Class A Common Shares was funded by contributions of the partners of private funds advised by Dragoneer Adviser.

Item 4. Purpose of Transaction.

On November 30, 2022, Dragoneer Adviser, as adviser to its affiliated investment funds, General Atlantic L.P. (“General Atlantic”), as adviser to its affiliated investment funds, Oto Brasil de Sá Cavalcante and Ari de Sá Cavalcante Neto (together, the “Founders”, and collectively with Dragoneer Adviser and General Atlantic, the “Bidding Group”) entered into a Joint Bidding Agreement (the “Joint Bidding Agreement”) pursuant to which the Bidding Group agreed to (i) work together to submit the Proposal (as defined below), (ii) act in good faith to pursue the Proposed Transaction (as defined below) and (iii) deal exclusively with each other in pursuing the Proposed Transaction and to cooperate and participate in the negotiation of the terms of the definitive documentation in connection with the Proposed Transaction.

On November 30, 2022, the Bidding Group submitted a preliminary non-binding proposal (“Proposal”) to the Board of Directors of the Company (the “Board”) related to the proposed acquisition, directly or indirectly, by the affiliated investment funds of Dragoneer Adviser and General Atlantic of all of the Class A Common Shares not beneficially owned by the Bidding Group for cash consideration of US$11.00 per share (the “Proposed Transaction”), with the Founders rolling over 100% of their Class A Common Shares and Class B common shares (the “Class B Common Shares”) of the Company.

CUSIP No. G04553106	Page 5 of 8

Any definitive agreement entered into in connection with the Proposed Transaction would be subject to customary closing conditions, including approval by the Board, any required shareholder approvals and approval by any applicable regulatory authorities. No assurance can be given that any definitive agreement will be entered into, that the Proposed Transaction will be consummated, or that the Proposed Transaction will be consummated on the terms set forth in the Proposal. Each of the Reporting Persons reserves the right to modify or withdraw the Proposal at any time and no binding obligation on the part of any of the Reporting Persons or any of their affiliates will arise with respect to the filing of this Statement. While the Proposal remains under consideration by the Board, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Board and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal unless and until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Company, an extraordinary corporate transaction (such as a merger) involving the Company, delisting of the Class A Common Shares of the Company from the Nasdaq Global Select Market and other material changes in the Company’s business or corporate structure.

References to the Joint Bidding Agreement and Proposal in this Statement are qualified in their entirety by reference to, respectively, the Joint Bidding Agreement and the Proposal, copies of which are attached hereto as Exhibit 2 and Exhibit 3, and incorporated herein by reference in their entirety.

Except for the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

Arcade OF V Holdings, LLC is the direct holder of $80,000,000 in principal amount of the Company’s 2028 Convertible Notes, which are convertible into 2,758,624 Class A Common Shares at the option of the holder. Dragoneer Adviser is the investment adviser to Dragoneer Opportunities Fund V, L.P., which is the sole member of Arcade OF V Holdings, LLC.

Arcade GF II Holdings, LLC is the direct holder of $20,000,000 in principal amount of the Company’s 2028 Convertible Notes, which are convertible into 689,656 Class A Common Shares at the option of the holder. Dragoneer Global Fund II, L.P. (“DGF II”) is the sole member of Arcade GF II Holdings, LLC and directly holds 1,565,395 Class A Common Shares. Dragoneer Adviser is the investment adviser to Dragoneer Global Fund II, L.P.

As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Class A Common Shares (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes). Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Shares of the Company (including the Class A Common Shares issuable upon conversion of 2028 Convertible Notes).

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in Class A Common Shares during the past 60 days.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.

CUSIP No. G04553106	Page 6 of 8

By virtue of submitting the Proposal, the Reporting Persons may be deemed to be members of a “group” with General Atlantic and the Founders that own Class A Common Shares and Class B Common Shares pursuant to Section 13(d) of the Exchange Act as a result of jointly submitting the proposal. However, each Reporting Person expressly disclaims beneficial ownership of the Class A Common Shares beneficially owned by any other person(s), General Atlantic or the Founders. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Common Shares or Class B Common Shares of the Company that are beneficially owned by any other person(s), General Atlantic or the Founders. The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedules 13D filed by any other reporting person(s), General Atlantic or the Founders.

Based on the Schedule 13D filed by General Atlantic with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2022, General Atlantic, together with its affiliated funds, beneficially owns 2,908,072 Class A Common Shares including 1,724,138 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes beneficially owned by General Atlantic and 1,183,934 Class A Common Shares. Based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 in the Company’s Form 6-K filed with the SEC on April 13, 2022 (the “Form 6-K”) and (ii) 1,724,138 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes beneficially owned by General Atlantic, General Atlantic beneficially owns approximately 9.3% of the outstanding Class A Common Shares, as calculated in accordance with Rule 13d-3(d)(1)(i).

Based on the Schedule 13G filed by each Founder with the SEC on February 7, 2022, Oto Brasil de Sá Cavalcante beneficially owns 19,103,363 Class B Common Shares, which represent approximately 69.7% of the total number of Class B Common Shares reported to be outstanding as of April 8, 2022 in the Form 6-K, and voting power of approximately 63.0%, and Ari de Sá Cavalcante Neto beneficially owns 371,777 Class A Common Shares and 8,297,485 Class B Common Shares, which represent approximately 1.3% and 30.3% of the total number of Class A Common Shares and Class B Common Shares reported to be outstanding as of April 8, 2022 in the Form 6-K, and voting power of approximately 27.5%. In each case the percentage of total voting power represents voting power with respect to all Class A Common Shares and Class B Common Shares, as a single class. Each Class B Common Share may be converted into one Class A Common Share at the option of the holder.

Accordingly, in the aggregate, the Reporting Persons, General Atlantic and the Founders may be deemed to beneficially own 35,694,372 Class A Common Shares, comprised of an aggregate of 3,121,106 Class A Common Shares, 5,172,418 Class A Common Shares issuable upon conversion of the 2028 Convertible Notes and 27,400,848 Class A Common Shares issuable upon conversion of Class B Common Shares, which, as calculated in accordance with Rule 13d-3(d)(1)(i), represents approximately 57.5% of the total number of Class A Common Shares based on (i) 29,450,551 Class A Common Shares reported outstanding as of April 8, 2022 in the Form 6-K and (ii) an aggregate of 32,573,266 Class A Common Shares issuable upon conversion of all of the 2028 Convertible Notes and Class B Common Shares beneficially owned by the Reporting Persons, General Atlantic and the Founders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 6.

DGF II has entered into a cash-settled total return swap (the “Cash Settled Swap”) referencing 431,938 Class A Common Shares. Under the terms of the Cash Settled Swap, upon settlement, DGF II is required to pay to the counterparty any negative price performance of the specified notional number of shares subject to the Cash Settled Swap, plus a specified interest rate, and (ii) the counterparty will be obligated to pay DGF II any positive price performance of the specified notional number of shares subject to the Cash Settled Swap. Any dividends received by the counterparty on such notional shares during the term of the Cash Settled Swap will be paid to DGF II. All balances will be settled in cash. The counterparty to the Cash Settled Swap is an unaffiliated third-party financial institution.

The Cash Settled Swap does not give any Reporting Person or DGF II direct or indirect voting, investment or dispositive control over any securities of the Company and does not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Class A Common Shares that may be referenced in the Cash Settled Swap contract and other securities or financial instruments that may be held from time to time by the counterparty.

CUSIP No. G04553106	Page 7 of 8

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement

2.	Joint Bidding Agreement entered into by and among the Bidding Group, dated November 30, 2022

3.	Non-Binding Indication of Interest to the Board of Directors of Arco Platform Limited, dated November 30, 2022

CUSIP No. G04553106	Page 8 of 8

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: November 30, 2022

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Marc Stad
Name: Marc Stad Title: Sole Member

Schedule A

All addresses are c/o Dragoneer Investment Group, LLC, One Letterman Drive, Building D, Suite M500 San Francisco, CA 94129.

Name	Title
Marc Stad	Chief Executive Officer
Pat Robertson	President and Chief Operating Officer
Michael Dimitruk	Vice President and General Counsel
Luke Dinday	Chief Financial Officer
Erin Schneider	Chief Compliance Officer